15048544

UNITED STATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nikoh Securities Corporation.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2201 Wauekegan Road Suite 120
(No. and Street)

Bannockburn (City) IL (State) 60015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Hokin (847) 450-8572
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Debasish Banerjee, CPA
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd Ste. 150 (Address) Woodland Hills (City) California (State) 91367 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

KW 4/13

OATH OR AFFIRMATION

I, Gary Hokin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nikoh Securities Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

"OFFICIAL SEAL"
ANDREA E. NORRIS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7/10/2018

[signature]
Notary Public

[signature]
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Gary Hokin, CEO
Nikoh Securities Corporation
Bannockburn, IL

We have audited the accompanying statement of financial condition of Nikoh Securities Corporation as of December 31, 2014 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Nikoh Securities Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nikoh Securities Corporation as of December 31, 2014 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2014 (Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation of Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of Nikoh Securities Corporation's financial statements. The supplemental information is the responsibility of Nikoh Securities Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Gary Hokin, CEO
Nikoh Securities Corporation
Bannockburn, IL

This opinion is intended solely for the information and use of the board of members, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 25, 2015

NIKOH SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2014

ASSETS

Cash and cash equivalents [Note 1]	$	63,642
Accounts Receivable [Note 1]		3,922
Total assets	$	67,564

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilites:		
Current liabilities	$	218
Total liabilities	$	218
Stockholders' equity		
Common stock - at par value, 1000 shares authorized, 100 shares issued and outstanding	$	100
Paid in Capital		72,084
Retained earnings		(12,361)
Distributions		(7,550)
Net Income		15,073
Total stockholders' equity	$	67,346
Total liabilities and stockholders' equity	$	67,564

The accompanying notes are an integral part of these financial statements

NIKOH SECURITIES CORPORATION

Statement of Income
For the year ended December 31, 2014

REVENUE		
Comission & Concession	$	35,244
Interest Income		5
Total revenue	$	35,249
EXPENSES:		
Professional fees	$	16,457
Other operating expenses		3,719
Total expenses	$	20,176
NET INCOME	$	15,073

The accompanying notes are an integral part of these financial statements

NIKOH SECURITIES CORPORATION

Statement of Changes in Stockholder's Equity
For the year ended December 31, 2014

	Capital Stock	Paid in Capital	Retained Earnings	Total Stockholder's Equity
Beginning balance January 31, 2014	100	72,084	(12,349)	59,821
Net Income			15,073	15,073
Dividends Paid			(7,550)	(7,550)
Ending balance December 31, 2014	$ 100	$ 72,084	$ (4,826)	$ 67,346

The accompanying notes are an integral part of these financial statements

NIKOH SECURITIES CORPORATION

Statement of Cash Flows
For the year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	15,073
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
(Increase) decrease in:		
Accounts Receivable		(1,030)
Replacement Tax		(310)
Increase (decrease) in:		
Accounts payable		(1,200)
Accrued expenses		
Total adjustments	$	(2,540)
Net cash provided (used) by operating activities	$	12,532
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from Sales of Securities		
Dividends Paid		(7,550)
Net cash used in financing activities	$	(7,550)
Increase in cash	$	4,982
Cash - beginning of year	$	58,659
Cash - end of period	$	63,642

The accompanying notes are an integral part of these financial statements

NIKOH SECURITIES CORPORATION
Notes To Financial Statements
December 31, 2014

Note 1: Summary of Accounting Policies

Accounting principles followed by Nikoh Securities Corporation ("Company") and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of Illinois effective June 23, 1995. The Company has adopted a calendar year.

Description of Business

The Company, located in Bannockburn, IL is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. As per the membership agreement with FINRA, the Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii), which provides that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. On October 1, 2014, the Company terminated its clearing arrangement and currently operates under the provision of SEC Rule 15c3-3(k)(1). However, in 2014, the firm did not engage in transactions that require the services of clearing firm and limited the number of principal transactions to below the statutory ten per calendar year, which if exceeds, will have required a higher minimum net capital.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2014 cash and cash equivalents are composed of the following:

Cash in Bank -	$12,682
TD Ameritrade -	$50,960 (FDIC Insured deposit)
TOTAL	**$ 63,642**

Note 1: Summary of Accounting Policies (cont.)

Accounts Receivable - Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and includes cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SF AS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of Comprehensive Income to report.

Concentrations

The Company concentration is services, which is the sale of variables annuities and mutual funds.

NIKOH SECURITIES CORPORATION
Notes To Financial Statements
December 31, 2014

Note 2: Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2014 the company had net capital and net capital requirements of approximately $63,423 and $5,000 respectively. The Company's net capital ratio was 0.34% which is less than 15:1.

There was no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealers' corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

Note 3: Possession or Control Requirements

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(1), "Limited business".

Note 4: Income Taxes

The Company, with the consent of its stockholder, has elected to be taxed as a Subchapter S corporation for Federal and State income tax purposes. Therefore, all income or loss "flows through" to the stockholder's individual income tax returns. However, accruals are made for the state of Illinois income tax liability and is reflected in these financial statements. As the tax obligations are passed through to its shareholders, any audit or review considerations related to Internal Revenue Service assessments and statute of limitations thereof are borne by the Company's shareholders. Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), for tax years 2011, 2012 and 2013, the IRS is required to assess tax within 3 years after the tax return was filed with the IRS.

Note 5: Pension Plan

At December 31, 2014, the Company did not have a pension plan or profit sharing obligation.

Note 6: Other Commitments and Contingencies

As of the audit date there are no contingencies, guarantees of debt, and the like. Rental commitment for administrative services is under the existing sharing agreement with the related party.

Note 7: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;
- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;
- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities.

NIKOH SECURITIES CORPORATION
Notes To Financial Statements
December 31, 2014

Note 8: Recently issued accounting standards

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company. For the year ending December 31, 2014, various Accounting Standard Updates ("ASU") issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

ASU No.	Title	Effective Date
2014-01	Investments—Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Qualified Affordable Housing Projects (a consensus of the Emerging Issues Task Force)	For all entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2014, and interim periods within annual reporting periods beginning after December 15, 2015. Early adoption is permitted.
2014-02	Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council) Early application is permitted, including application to any period for which the entity	The accounting alternative, if elected, should be applied prospectively to goodwill existing as of the beginning of the period of adoption and new goodwill recognized in annual periods beginning after December 15, 2014, and interim periods within annual periods beginning after December 15, 2015.
2014-10	Property, Plant, and Equipment (Topic 360): Derecognition of in Substance Real Estate—a Scope Clarification (a consensus of the FASB Emerging Issues Task Force)	After December 15, 2014

Note 8: Recently issued accounting standards (con't)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9: Subsequent Events

These financial statements were approved by management and available for issuance on February 26, 2015. Subsequent events have been evaluated through this date.

NIKOH SECURITIES CORPORATION

Statement of Net Capital
Schedule I
For the year ended December 31, 2014

	Focus 12/31/14		Audit 12/31/14		Change	
Stockholder's equity, December 31, 2014	$	67,346	$	67,346	$	-
Subtract - Non allowable assets:						
Other asset		(3,923)		(3,923)		-
Tentative net capital	$	63,423	$	63,423		-
Haircuts:	-		-			
NET CAPITAL	$	63,423	$	63,423	$	-
Minimum net capital		(5,000)		(5,000)		-
Excess net capital	$	58,423	$	58,423	$	-
Aggregate indebtedness	$	218	$	218	$	-
Ratio of aggregate indebtedness to net capital		0.34%		0.34%		

Note:
There was no difference noted relating to net capital between the Focus and the Financial Statements.

The accompanying notes are an integral part of these financial statements

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(1)

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(1) exemptive provision.

On October 1, 2012, the Company terminated its clearing relationship and continued to operate under (k)(1) exemptive provision of SEC Rule 15c3-3. The Company has not yet amended its membership agreement with FINRA to reflect this change.

Schedule IV

Entity's SIPC Assessment Reconciliation

The Company is exempt from the Rule 17a-5(c)(4) as it meets the minimun assessment as for in Section 4(d)(1)(c) of The Securities Investor Protection Act of 1970, as amended.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Gary Hokin, CEO
Nikoh Securities Corporation
Bannockburn, IL

We have reviewed management's statements, included in the accompanying Nikoh Securities, Corporation Exemption Report in which (1) Nikoh Securities, Corporation, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nikoh Securities, Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Company, stated that Nikoh Securities, Corporation, met the identified exemption provision throughout the most recent fiscal year without exception. Nikoh Securities, Corporation's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, An Accountancy Corp.
Woodland Hills, California
February 25, 2015

Nikoh Securities Corporation

2201 Waukegan Road, Suite 120
Bannockburn, IL 60015

Assertions Regarding Exemption Provisions

We, as members of management of Nikoh Securities Corporation ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph *(k)(1).*

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

Nikoh Securities Corporation

By:

Gary Hokin, President

2/18/15
(Date)